Filed by: CareInsite, Inc.
                                    This communication is filed
                                    pursuant to Rules 165 and
                                    425 promulgated under the
                                    Securities Act of 1933, as
                                    amended.
                                    Subject Company: CareInsite, Inc.
                                    Commission File Number: 000-26345

Investors are urged to read the various filings of CareInsite, Inc., Medical Manager Corporation and Healtheon/WebMD Corporation that have been filed and will be filed with the Securities and Exchange Commission with respect to the pending acquisitions of Medical Manager and CareInsite by Healtheon/WebMD, including the proxy statement/registration statement that is required to be filed with respect to the pending acquisitions. The Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Investors can also obtain free copies of the documents relating to CareInsite by contacting the CareInsite Investor Relations department at CareInsite, Inc., 669 River Drive, Center 2, Elmwood Park, New Jersey 07407, (201) 703-3400, http://www.careinsite.com.

         SET FORTH BELOW IS (I) A JOINT PRESS RELEASE ISSUED ON JUNE 19, 2000 BY CAREINSITE, MEDICAL MANAGER AND HEALTHEON/WEBMD AND (II) A SCRIPT TO BE USED IN CONNECTION WITH AN ANALYST CALL ON JUNE 19, 2000, AT WHICH REPRESENTATIVES OF MEDICAL MANAGER, CAREINSITE AND HEALTHEON/WEBMD WILL BE PRESENT. Other than historical information set forth therein, each of the press release and script set forth below contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healthon/WebMD, Medical Manager and CareInsite's services to improve healthcare, decrease clinical and administrative costs and inefficiencies and accelerate physician adoption. Actual results could be materially different from those discussed in the press release and the script set forth below. Factors that could cause actual results to differ include, among others: the companies' limited operating histories, continued growth in the use of the Internet, and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' businesses can be found in the companies' periodic filings with the SEC.

Contacts:
Healtheon/WebMD:                                    Medical Manager/CareInsite:
Investor Relations:                                 Investor Relations/Media:
Lew Belote                                          Risa Fisher
404/495-7602                                        201/703-3400
lbelote@webmd.net                                   rfisher@careinsite.com


Media:
Jennifer Meyer                                 FOR IMMEDIATE RELEASE
212/880-5253
Jennifer.meyer@ogilvypr.com


                 HEALTHEON/WEBMD, MEDICAL MANAGER AND CAREINSITE
                         AMEND TERMS OF MERGER AGREEMENT

         NEW TERMS UNDERSCORE COMPANIES' COMMITMENT TO COMPLETE MERGERS

    JEFFREY T. ARNOLD AND MARTIN J. WYGOD TO BE CO-CEOS OF COMBINED COMPANY,
                       W. MICHAEL LONG TO REMAIN CHAIRMAN

          COMBINED COMPANY TO BE RENAMED WEBMD AT COMPLETION OF MERGERS

     INTEGRATION AND STRATEGIC PLANNING COMMITTEE TO BEGIN WORK IMMEDIATELY


ATLANTA and ELMWOOD PARK, NJ, June 19, 2000 - Healtheon/WebMD Corporation (NASDAQ: HLTH) announced today restructured terms for its proposed mergers with Medical Manager Corporation (NASDAQ: MMGR), a provider of physician practice management systems, and its publicly traded subsidiary, CareInsite, Inc. (NASDAQ: CARI), a provider of innovative healthcare network and clinical communications services, which was originally announced on February 14, 2000. Healtheon/WebMD's proposed mergers with Medical Manager and CareInsite and its recently completed acquisition of Envoy Corporation bring together companies with complementary strengths and a shared vision to reduce healthcare costs and improve the quality of care, by providing access to information and replacing inefficient healthcare processes with convenient and efficient technology, tools and services.

Under the revised merger agreements, Healtheon/WebMD will issue 2.5 shares of Healtheon/WebMD common stock for each share of Medical Manager. The exchange ratio for CareInsite remains at the originally announced 1.3 shares of Healtheon/WebMD common stock for each share of CareInsite not owned by Medical Manager. Completion of the mergers, which will be accounted for as purchase transactions, is expected in September 2000, subject to regulatory and shareholder approvals. The companies anticipate filing the S-4 registration statement/joint proxy statement with the SEC later today.

After the closing of the proposed mergers, the combined company will be renamed WebMD. The management teams of all three companies are committed to quickly integrating the companies' assets and operating as one company under the global brand WebMD.

The combined company's board of directors will have equal representation between Medical Manager/CareInsite and Healtheon/WebMD and one additional director, Dennis Gillings, Chairman and CEO of Quintiles Transnational Corporation. W. Michael Long will remain chairman of the board. Jeffrey T. Arnold, CEO of Healtheon/WebMD, and Martin J. Wygod, chairman of Medical Manager and CareInsite, will lead the merged company and both carry the title of Co-Chief Executive Officer of WebMD. Marvin P. Rich, CEO of CareInsite and President of Medical Manager, will become the President of WebMD. Patricia Fili-Krushel will continue as CEO of WebMD Health, WebMD's Consumer Division and Steve Grant will continue as Chief Operating Officer of WebMD. Michael A. Singer and John Kang will continue as Co-CEOs of Medical Manager Health Systems. Fred Goad, former Chairman of Envoy Corporation, and Jim Kever, former CEO of Envoy, will remain in charge of WebMD's Transaction Division. Pavan Nigam will remain WebMD's Chief Technology Officer. WebMD's headquarters will remain in Atlanta, Georgia.

With the completed acquisition of Envoy Corporation (see release dated May 30, 2000), Healtheon/WebMD processes more than 2 billion transactions a year for U.S. healthcare customers. The combined company is well positioned to enhance the value provided to payers with an expanded set of services that will help them reduce administrative inefficiencies and lower their medical loss ratios. In order to gain widespread adoption, Healtheon/WebMD will integrate its transaction services into the workflow of the physicians' existing practice management systems. The combined company will work to rapidly web-enable the nation's physician community through Medical Manager's installed base of 185,000 physicians and Healtheon/WebMD's relationships with other leading practice management vendors, IDX, Medic and InfoCure.

"Our combined company's ability to integrate the transaction and portal services into the workflow of the physicians' current technology platform and to be responsive to payers' needs coupled with our leading traditional and Internet-enabled EDI transaction assets will enable all healthcare constituents to realize the benefits of a more efficient and affordable healthcare system," said Jeff Arnold, CEO of Healtheon/WebMD. "Our renegotiated agreements reflect our shared commitment to complete the transactions as quickly as possible to allow us to focus on efficiently deploying our merged company's combined assets. With over $1 billion in cash, the merged company will have the capital necessary to execute our business plan and reach profitability."

Martin J. Wygod, chairman of Medical Manager and CareInsite, said, "I strongly believe in the value of this combination and we are committed to completing the transactions as quickly as possible. Combining our assets and management teams creates a company with an unparalleled opportunity to transform the infrastructure of the healthcare industry. While the fragmented healthcare industry is not without its challenges, we are confident that we can capitalize on the combined strengths of these companies, including our substantial physician and payer relationships, in order to reduce costs for the entire healthcare industry."

The combination of these companies creates an opportunity to not only reduce costs but to streamline operations in order to bring products to market faster and more effectively meet customers' needs. The companies have formed an integration and strategic planning committee that will begin work immediately. "With the rapid succession of acquisitions recently completed by both Healtheon/WebMD and CareInsite, there are numerous areas in the combined company in which significant redundant costs can be eliminated. The goal of the integration and strategic planning committee will be to determine the best way to organize and manage the companies' businesses and to develop a cost cutting program which will be implemented as soon as possible after closing the mergers," said Marv Rich, CEO of CareInsite and President of Medical Manager.

In addition, the companies will immediately begin the development work necessary to integrate the WebMD portal, called WebMD Practice, with The Medical Manager system and will begin to pilot a beta of the integrated services with select Medical Manager physician users.

The company will continue to partner with health plans in major geographic regions building upon Healtheon/WebMD's strong relationships with payers across the country and CareInsite's established relationships with the leading payers in New York, New Jersey, Ohio and Massachusetts. The company expects to gain depth of physician penetration by creating an all-payer network that makes available a broad range of services in each local healthcare market. The merged company expects to build rapidly an integrated services offering, combining its' administrative, financial and clinical services assets - Envoy, CareInsite, Kinetra, MedEAmerica and Healtheon/WebMD - which will bring value to the nation's payers, providers and suppliers.

As originally announced, the combined company will maintain CareInsite's existing strategic partnership with Cerner (NASDAQ: CERN), the world's leading clinical information solutions provider, bringing key technologies and infrastructure services to the organization. Neal Patterson, chairman and chief executive officer of Cerner reiterated, "We support this merger as it brings together the right resources, expertise and solutions together to best meet the vast challenges facing our healthcare system."

Arnold said, "As a result of the mergers, we will be well positioned to use the strengths of the WebMD portal to serve our health partners. With more than 4 million unique monthly consumer visitors and 120,000 professional users, WebMD is the most frequently visited health web site by consumers and physicians. By integrating health partner content and services into the WebMD portal, we can provide health plans, hospitals, pharmaceutical and medical device companies with an unparalleled ability to not only reach their customers, but also build an enduring relationship with their members and physicians."

"The eHealth challenge is tremendous but as one company we possess highly complementary management skill sets, strong industry relationships and partnerships, and a shared passion to deliver on our vision," said Mike Long, chairman of Healtheon/WebMD. "We are committed to completing the deals, integrating our strong organizations and meeting the challenge of streamlining the healthcare delivery system to benefit everyone."

ABOUT MEDICAL MANAGER CORPORATION
Medical Manager Corporation operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc., a 68% owned publicly traded subsidiary, provides innovative healthcare network and clinical communications services.

ABOUT CAREINSITE, INC.
CareInsite, Inc. provides innovative healthcare network and clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers. CareInsite's services are designed to improve the quality of patient care and reduce the administrative and clinical costs of healthcare. CareInsite is a 67% owned subsidiary of Medical Manager Corporation.

ABOUT HEALTHEON/WEBMD CORPORATION
Healtheon/WebMD is the first end-to-end Internet healthcare company connecting physicians and consumers to the entire healthcare industry. Healtheon/WebMD is using the Internet to facilitate a new system for the delivery of healthcare, resulting in a single, secure environment for all communications and transactions that will enable a more efficient and cost effective healthcare system. Healtheon/WebMD has its corporate headquarters in Atlanta and its technology headquarters in Silicon Valley. For more information visit http://www.webmd.com.

For more information, visit www.webmd.com, www.medicalmanager.com, www.careinsite.com



                                  ************

            MEDICAL MANAGER-CAREINSITE-HEALTHEON/WEBMD INVESTOR CALL
                                  JUNE 19, 2000

OPERATOR:

Good morning, ladies and gentlemen, and welcome to the Healtheon/WebMD, Medical Manager and CareInsite conference call. Before we begin our call this morning, we would like to remind you that this call is being recorded. At this time, I would like to turn the conference over to Ms. Jeannine LaPietra who will read the safe harbor language. Please go ahead, ma'am.

JEANNINE LAPIETRA:

Thank you, operator. Before we begin the call this morning, I would like to briefly comment on forward-looking statements you may hear during this call. Other than historical information set forth herein, this conference call may contain forward looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD, Medical Manager and CareInsite's services to decrease costs and improve patient care. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others, the limited operating history of the three companies, continued growth in the use of the Internet and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' business can be found in the companies' periodic filings with the Securities and Exchange Commission.

Also, this conference call will be available for replay until June 30, 2000 at 800-203-1112, passcode 979941.

I'd like to now turn this call over to Mike Long, Chairman of Healtheon/WebMD.

MIKE LONG:

- Thanks and good morning. Joining on the call today: Jeff Arnold, CEO of Healtheon/WebMD Marty Wygod, Chairman of Medical Manager and CareInsite

- February 14th, Healtheon/WebMD announced its intention to acquire Medical Manager and CareInsite. Today, we are announcing restructured terms of that transaction.

- We will outline the restructured terms of the transaction. Hear from Jeff and Marty on steps moving forward and their thoughts. Followed by Q&A for balance of hour.

TERMS:

- As most of you know, CareInsite is publicly traded subsidiary of Medical Manager, which currently holds approximately 67% of CareInsite.

- Healtheon/WebMD will acquire outstanding shares of Medical Manager and CareInsite shares that Medical Manager does not own for approximately 134 million shares of its stock.

-        Equates to following fixed exchange ratios: Healtheon/WebMD will issue
         2.5 shares of its common stock for each share of Medical Manager and
         1.3 shares for each share of CareInsite, as previously announced, not owned by Medical Manager.

- Including shares issued in the recent acquisition of Envoy, primary shares outstanding after the merger with Medical Manager and CareInsite, will be approximately 372 million shares. There is no cash involved in this transaction.

- This is a purchase transaction and subject to regulatory and shareholder approval.

BOARD AND CO-CEO:

- Review some important management changes as well as a restructured composition of the board of directors.

         - Healtheon/WebMD and Medical Manager will be equally represented on the Board with an additional director, Dennis Gillings, CEO of Quintiles Transnational Corporation, the former owner of Envoy Corporation.

         - I will continue in my executive capacity as an active chairman of the board.

-        Jeff Arnold and Marty Wygod become co-CEO's of the combined company.
         Marty, Jeff and I have built a strong relationship over the last few months and expect this to continue as we move forward. This Co-CEO position provides excellent opportunity to bring together highly complementary expertise. Jeff's valuable Internet, management and marketing experience in addition to a strength in building strategic relationships coupled with Marty's extensive experience in growing large public companies, healthcare background and solid relationships with the payer industry makes for an incredibly strong combination.

- Sharing the CEO role with Jeff demonstrates Marty's commitment to maintaining an active role.

I will now turn call over to Jeff to walk through the additional changes announced today and the implications.

JEFF ARNOLD:

- Before getting into the specifics, I also want to express my support and commitment to completing this transaction as quickly and as smoothly as possible. I believe that this renegotiated agreement reflects this commitment and am looking forward to completion so that we can turn our attention to capitalizing on our merged company's strengths.

ADDITIONAL MANAGEMENT TEAM:

- Marv Rich, current CEO of CareInsite and President of Medical Manager, will become President of the combined company.

- Patricia Fili-Krushel will continue as CEO of WebMD Health, Healtheon/WebMD's Consumer Division

- Steve Grant will continue as Chief Operating Officer of the combined company

- Pavan Nigam will continue as Chief Technology Officer o John Kang and Mickey Singer will continue as Co-CEO's of Medical Manager Health Systems

-        Fred Goad and Jim Kever will remain in charge of Transaction Division.

- Truly believe our management team's depth and breadth in healthcare, software development and the Internet is unsurpassed. All of these management changes will be effective at closing.

PROGRESS ON THE TRANSACTION:

- In addition to a very strong management team, after transaction closes, the cash balance of the combined company approximately $1 billion.

- Have made the appropriate Hart-Scott-Rodino filings and have received request for additional information from DOJ. Are in process of complying with request and expect to receive regulatory clearance and close transaction in late September.

-        Expect to file the S-4 today.

NEW NAME:

- Merged company to be called WebMD. Speaks to our focus on integration, operating as one company.

- With new name, company well positioned to deploy the strengths of the WebMD.com portal on behalf of health partners. More than 4 million monthly consumer visitors and 120,000 professionals, WebMD most frequently visited health web site [by consumers and physicians].

- By integrating health partner content and services into the WebMD portal, can provide health plans, hospitals, pharmaceutical and medical device co's with unparalleled ability to reach their members and customers.

-        Also, important to have one global brand.

INTEGRATION:

- Well-positioned to tackle significant challenge of integrating the companies into one company, WebMD.

- Flurry of acquisitions recently completed at Healtheon/WebMD, CareInsite and Medical Manager - with this comes the opportunity to eliminate redundancy.

- Important part of our immediate task will be to eliminate redundant costs are also clearly focused on streamlining operations enabling us identify market opportunities, bring products to market faster and more effectively meet customers' needs.

FUTURE STEPS:

- The companies formed an integration and strategic planning committee that will begin work immediately. Marv Rich and Steve Grant will be leading an integration committee - which has already starting the planning process. The goal of the committee is to plan the best way to integrate and manage the companies' businesses and develop cost cutting initiatives. These plans will be implemented immediately upon closing of the merger. Streamlining operations will bring our services to market faster and more effectively meet customers' needs.

CLOSING:

- Healtheon/WebMD has a monumental vision and while the execution challenge that lies ahead of us is certainly not one to be minimized, I am more convinced than ever that we have the right people, the right assets and the right business model to make this company successful in its mission.. We have made significant progress - 100+ partnerships, growing traffic on professional and consumer portal, closing deal with ENVOY and already made great progress on integrating all EDI operations into ENVOY

- To gain widespread adoption, WebMD will integrate transaction services into the workflow of physicians' existing practice management systems by making WebMD Practice part of physician's daily routine. Do this by working with Medical manager's installed base of 185,000 physicians and WebMD's relationships with other leading practice management vendors IDX, Medic and InfoCure - to rapidly web-enable nation's physician community.

- The restructuring reflects shared commitment to complete the deal, effectively combine the strengths represented by the three companies and ultimately achieve profitability in 2001.

Before I turn the call over to Marty, I'd like to say how personally excited I am about the opportunity to work together as co-CEO's - especially with Marty's track record of running profitable, public companies and deep healthcare experience. Marty.

MARTY WYGOD:

Thanks Jeff. I am pleased to be here today to announce the terms of our restructured agreements and to express my strong belief in the value of this combination. I, too, look forward to working with you as co-CEO and being able to complement each other with our respective skill sets. We believe the assets we have assembled between these companies are the right ones to achieve our mission - that is, to connect and empower physicians, payers, patients and all participants in healthcare to realize the benefits of a more efficient and affordable healthcare system.

Unlike many pure Internet plays in e-health, we will have the advantage of using more traditional assets such as Envoy and Medical Manager - each of which are well-respected, profitable businesses on their own - to provide the much needed foundation to support the widespread deployment of Internet technology in healthcare.

We will combine these assets with the innovative, web-based development efforts ongoing today at Healtheon/WebMD and CareInsite. The ease of access the Internet brings in connecting physicians, payers and consumers along with the introduction of new clinical applications at the point of care can enable our company to have a meaningful impact on the quality as well as the cost of care.

I believe our combined ability to aggregate physicians, contract with payers to deliver value-based services, and then drive adoption by integrating with a physician's current workflow and making the services "all-payer" and therefore "all-patient" will be the foundation for achieving our goals.

Nevertheless, I've been in this fragmented industry for the last thirty years and I know that we will encounter stumbling blocks along the way and maybe find things take longer or cost more than anticipated. Having said that, I am confident that with the strategic assets and resources we have in place, we will be at the center of the evolution that will occur in this country's healthcare system. We are fortunate to have in this combined company the breadth of operating assets, financial resources and specialized management to tackle this tremendous opportunity.

Open call up for Q&A